Exhibit 99.1

BitFuFu Reports Unaudited First Quarter 2026 Financial Results

BitFuFu Reports Unaudited

First Quarter 2026 Financial Results

SINGAPORE, May 29, 2026 (GLOBE NEWSWIRE) – BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited financial results for the quarter ended March 31, 2026.

First Quarter 2026 Financial Highlights

●	Total revenue was $72.7 million, a decrease of 6.8% from $78.0 million in the same period of 2025.

	Three Months Ended March 31,
	2026		2025
Category ($ in millions)	Revenue	% of Revenue	Revenue	% of Revenue
Cloud Mining Solutions	$57.5	79.1%	$53.7	68.8%
Self-Mining Operations	11.4	15.7%	17.6	22.6%
Mining Equipment Sales	-	0.0%	6.0	7.7%
Hosting Revenue and Others	3.8	5.2%	0.7	0.9%
Total Revenue	$72.7	100.0%	$78.0	100.0%

●	Net loss was $35.0 million, compared to net loss of $16.9 million in the same period of 2025.

●	Adjusted EBITDA (a non-GAAP metric) was negative $34.4 million, which was significantly impacted by non-cash fair value loss of $35.6 million resulting from the decrease in the price of Bitcoin. This compared to negative $10.8 million in the same period of 2025, which included a fair value loss of $20.7 million.

●	Combined balance of cash and cash equivalents and digital assets[1] were $141.5 million as of March 31, 2026, compared to $177.1 million as of December 31, 2025.

“During the first quarter, we continued to execute our dual-engine model, with Cloud Mining Solutions generating $57.5 million of revenue, representing approximately 79% of total revenue, while we expanded hashrate under management to 25.9 EH/s. While lower Bitcoin prices weighed on reported results through a fair value loss, we remained disciplined on cost, procurement, and capital allocation, and ended the quarter with a combined $141.5 million of cash and digital assets, which included 1,794 BTC on our balance sheet, preserving the flexibility to navigate volatility and invest through the cycle. Operationally, we continued improving fleet efficiency and optimizing our mining portfolio, including disposing of older-generation machines and managing our Bitcoin position in line with our treasury strategy, as we work toward refreshing capacity over time with newer, more energy-efficient equipment.” said Leo Lu, Chief Executive Officer and Chairman of the Board.

First Quarter 2026 Operational Highlights

●	Total hashrate increased by 25.7% to 25.9 EH/s as of March 31, 2026, compared to 20.6 EH/S as of March 31, 2025.

[1]	The BTC collateral receivables are not included in the balance of digital assets; and BTC was measured at fair value in the Company’s financials for the quarter ended March 31, 2026.

BitFuFu Reports Unaudited First Quarter 2026 Financial Results

●	Power capacity was 457 MW as of March 31, 2026, compared to 478 MW as of March 31, 2025.

●	Bitcoin (“BTC”) held by the Company decreased by 2.2% to 1,794 BTCs as of March 31, 2026, compared to 1,835 BTCs as of March 31, 2025.

	As of March 31,
Metric	2026	2025
Power capacity (MW)	457	478
Total hashrate under management (EH/s)(1)	25.9	20.6
BTC Holdings(2)	1,794	1,835

	Three Months Ended March 31,
	2026	2025
BTC Produced
From BitFuFu self-mining operations	151	186
By customers from cloud-mining solutions(3)	520	537
Average BTC produced per day by customers and BitFuFu	7.5	8.0

(1)	Defined as the hash rate that could theoretically be generated if all miners that have been energized are currently in operation including miners that may be temporarily offline. Hashrates are estimated based on the manufacturers’ specifications.

(2)	Includes 357 BTC as collateral for loans and miner procurement payables and excludes BTC produced or pledged by cloud-mining customers.

(3)	Defined as the amount of BTC that was produced during the period by customers using hashrate purchased from cloud-mining solutions.

First Quarter 2026 Financial Review

Revenue

Total revenue in the first quarter of 2026 was $72.7 million, representing a decrease of 6.8% from $78.0 million in the same period of 2025, primarily due to the decline in Self-Mining revenue and Mining Equipment Sales revenue, partially offset by the increase in Cloud Mining Solutions and Hosting revenue.

Revenue from Cloud Mining Solutions was $57.5 million in the first quarter of 2026, representing an increase of 7.1% from $53.7 million in the same period of 2025. The year-over-year increase was primarily driven by higher hashrate allocation to fulfill cloud mining solutions contracts carried over from 2025, partially offset by lower average selling prices due to declining BTC prices and weaker market sentiment. BitFuFu realized a net dollar retention rate of 85.7% for the first quarter of 2026, which was calculated by dividing the amount of recurring revenue in the first quarter of 2026 by the amount of revenue in the first quarter of 2025.

BitFuFu Reports Unaudited First Quarter 2026 Financial Results

Revenue from Bitcoin self-mining operations in the first quarter of 2026 was $11.4 million, compared with $17.6 million in the same period of 2025. The year-over-year change primarily reflected higher blockchain network difficulty, which drove a 20.9% reduction in average daily BTC earnings per tera-hash, and an 18.2% decline in the average BTC price to $76,500 in the first quarter of 2026 from $93,500 in the first quarter of 2025.

Revenue from mining equipment sales was nil in the first quarter of 2026, compared with $6.0 million in the same period of 2025, driven by lower customer demand amid Bitcoin price uncertainty and broader market sentiment.

Revenue from Hosting and Other was $3.8 million in the first quarter of 2026 compared with $0.7 million in the first quarter of 2025. The year-over-year increase was primarily driven by the introduction of our Buy and Host one-stop solution following the 2025 acquisition of a mining facility.

Cost of Revenue

Cost of revenue in the first quarter of 2026 was $72.3 million, an increase of 1.0% from $71.6 million in the first quarter of 2025, despite a 6.8% year-over-year decline in revenue. The increase was driven by higher third-party hashrate costs for hashrate procured prior to the Bitcoin price decline in the fourth quarter of last year, which pressured self-mining margins amid lower Bitcoin prices this year.

Operating Expenses

Sales and marketing expenses, general and administrative expenses, and research and development expenses in the first quarter of 2026 were $0.4 million, $1.9 million and $0.4 million, respectively, approximately in line with the same period of 2025.

The Company recognized a $35.6 million fair value loss on digital assets and digital asset receivables or payables in the first quarter of 2026, reflecting higher volatility and downward pressure on Bitcoin prices during the period. By comparison, the Company recognized a $20.7 million fair value loss in the first quarter of 2025.

Net Loss

Net loss in the first quarter of 2026 was $35.0 million, compared to the net loss of $16.9 million in the same period of 2025.

Adjusted EBITDA

Adjusted EBITDA in the first quarter of 2026 was negative $34.4 million, compared to negative $10.8 million in the same period of 2025.

BitFuFu Reports Unaudited First Quarter Financial Results

Liquidity and Capital Resources

As of March 31, 2026, the Company had cash and cash equivalents and digital assets of $141.5 million, compared to $177.1 million as of December 31, 2025. The decrease was primarily due to the decline in the fair value of Bitcoin held during the first quarter of 2026.

Conference Call

The Company’s management team will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Thursday, May 29, 2026 (8:00 P.M. Singapore Time on the same day).

All participants must register in advance of the conference call using the link provided below. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Registration Link: https://register-conf.media-server.com/register/BI47b7025c32e04468bc0000a33223f1f2

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://ir.bitfufu.com.

About BitFuFu

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, please visit https://ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

Non-GAAP Financial Measure

BitFuFu uses and considers Adjusted EBITDA, a non-GAAP financial measure, as a supplemental metric in reviewing and evaluating its performance. BitFuFu defines Adjusted EBITDA as (1) GAAP net profit/loss, plus (2) adjustments to add back interest expense/(income), income tax expense/(benefit), depreciation and amortization, and (3) adjustments for non-recurring items, if any. BitFuFu believes that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the consolidated financial results in the same manner as its management and in comparing financial results across accounting periods. However, Non-GAAP financial measure is not defined under GAAP and are not presented in accordance with GAAP. Non-GAAP financial measure has limitations as analytical tools, which possibly do not reflect all items of expense that affect the Company’s operations. BitFuFu’s calculation of adjusted EBITDA may be different from the calculation methods of other companies, and therefore, the comparability of such measure may be limited. In addition, this non-GAAP financial measure adjusts for the impact of items that BitFuFu does not consider indicative of the operational performance of its business and should not be considered in isolation or construed as an alternative to net profit/loss or any other measure of performance or as an indicator of its future performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release. BitFuFu encourages you to review its financial information in its entirety and not rely on a single financial measure.

BitFuFu Reports Unaudited First Quarter Financial Results

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The announced results of the first quarter of 2026 are preliminary and subject to adjustments. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Charley Brady

Vice President, Investor Relations

charley.b@bitfufu.com

For general inquiries, please contact:

BitFuFu Investor Relations

ir@bitfufu.com

BitFuFu Media Relations

pr@bitfufu.com

BitFuFu Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(In thousands, except share and per share data)

	Three months ended March 31,
	2026	2025

Total revenues	72,660	78,044

Cost of revenues
Cost of revenues incurred to a related party	(21,827)	(30,013)
Cost of revenues incurred to third parties	(46,878)	(35,510)
Cost of revenues – depreciation and amortization	(3,581)	(6,061)
Total cost of revenues	(72,286)	(71,584)

Gross profit	374	6,460

Operating expenses
Sales and marketing expenses	(371)	(460)
General and administrative expenses	(1,895)	(2,005)
Research and development expenses	(429)	(364)
Changes in fair value of digital asset receivables or payables	(4,956)	(3,170)
Changes in fair value of digital assets	(30,670)	(17,568)
Total operating expenses	(38,321)	(23,567)

Operating expense	(37,947)	(17,107)

Investment income	6	136
Interest expense	(943)	(2,113)
Interest income	132	495
Other expenses, net	(174)	-
Loss before income taxes	(38,926)	(18,589)
Income tax benefit	3,975	1,775
Net loss and total comprehensive loss	(34,951)	(16,814)
Less: Net income attributable to non-controlling interests	16	58
Total Comprehensive loss attributable to ordinary shareholders of BitFuFu	(34,967)	(16,872)

Earnings per share:
Ordinary shares – basic ($)	(0.21)	(0.10)
Ordinary shares –diluted ($)	(0.20)	(0.10)

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic	166,619,483	163,106,615
Ordinary shares – diluted	171,871,458	168,488,907

BitFuFu, Inc., First Quarter 2026 Earnings Press Release Schedules

BitFuFu Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands)

	March 31,	December 31,
	2026	2025

ASSETS
Current assets:
Cash and cash equivalents	36,220	27,761
Digital assets	105,309	149,289
Digital assets collateral receivable	24,123	24,075
Accounts receivable, net	12,407	12,326
Amount due from related parties	45,414	75,019
Prepayments	16,125	26,042
Inventory	-	145
Financial assets held for trading	1,507	521
Other current assets, net	6,741	9,358
Total current assets	247,846	324,536

Non-current assets:
Equipment, net	18,781	20,672
Goodwill	4,235	4,235
Deferred tax assets, net	8,172	7,524
Operating lease right of use assets, net	376	436
Long term investment	191	177
Total non-current assets	31,755	33,044

Total assets	279,601	357,580

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payables	5,966	4,659
Contract liabilities	16,063	50,573
Long term loan – current portion	15,000	15,000
Accrued expenses and other payables	14,920	16,060
Obligation to return collateral digital assets	1,269	3,349
Amount due to a related party	4,868	6,803
Taxes payable	1,305	1,792
Operating lease liabilities, current	254	251
Total current liabilities	59,645	98,487

Non-current liabilities:
Long-term payable	93,364	94,364
Deferred tax liabilities, net	11,667	14,928
Operating lease liabilities, non-current	132	197
Total non-current liabilities	105,163	109,489

Total liabilities	164,808	207,976

Total shareholders’ equity	114,793	149,604

Total liabilities and stockholders’ equity	279,601	357,580

BitFuFu, Inc., First Quarter 2026 Earnings Press Release Schedules

BitFuFu Inc.

Unaudited Reconciliation of GAAP and non-GAAP Results

(In thousands)

	Three months ended March 31,
	2026	2025
Net loss	(34,951)	(16,814)
Minus: Income tax benefit	(3,975)	(1,775)
Add: Interest expenses, net	811	1,618
Add: Depreciation and amortization	3,581	6,061
Add: Share-based Compensation	96	124
Adjusted EBITDA	(34,438)	(10,786)

BitFuFu, Inc., First Quarter 2026 Earnings Press Release Schedules